UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of AUGUST, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  August 31, 2006                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

             HALO AND METANOR ANNOUNCE AN EXTENSION TO THE AGREEMENT
          FOR THE ACQUISITION OF HALO RESOURCES LTD.'S 50% INTEREST IN
                       THE BACHELOR LAKE PROPERTY, QUEBEC

VAL-D'OR, QUEBEC, August 31, 2006 - Mr. Serge Roy, President and CEO of Metanor Resources Inc. (TSX VENTURE:MTO) and Mr. Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSX VENTURE:HLO) (OTCBB:HLOSF) (FWB:HRL) are pleased to announce that they have agreed to extend the Purchase Agreement signed in May whereby Metanor has agreed to purchase from Halo its 50% undivided ownership interest in the Bachelor Lake Property, the Hewfran Property and the MJL-Hansen Property located in Quebec, Canada (collectively, the "Bachelor Property"). The extension agreed upon is to complete the transaction on or before November 10, 2006. Metanor Resources Inc. will pay Halo Resources Inc. a sum of 25 000 $ for this extension, such payment being wholly deductible from the total purchase price already agreed upon earlier in May.

The Purchase Agreement provides for the payment by Metanor of $3,500,000 payable at closing, and the issuance of shares of Metanor representing an amount equal to $750,000, calculated at a value per common share equal to the volume weighted average of the closing price of the common shares of Metanor for the last 10 trading days on the TSX Venture Exchange immediately prior to the date of the Agreement.

Metanor will also grant to Halo a 1% net smelter returns royalty on all minerals or mineral products derived from all or any part of the Bachelor Property or from other ore bodies owned or controlled by Metanor and processed at the Bachelor Property (the "Halo Royalty"). Metanor has agreed to assume and pay for all liabilities of Halo arising under the Joint Venture Agreement or related with the Bachelor Property and any activity thereon and to pay the existing royalties and the 1/2% net smelter returns royalty in favor of Wolfden Resources Inc. Metanor will have the right to buy back, at Halo's option, the Halo Royalty for $1,000,000 or half of the Halo Royalty for $500,000, within 18 months of the date of commencement of production from the Bachelor Property.

In the event that the closing does not occur on or before the Completion Date, Halo shall have the option to purchase Metanor's 50% undivided ownership interest in the Bachelor Property for the same consideration.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Red Lake Project, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

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This news release does not constitute an offer to sell or a  solicitation  of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.


ON BEHALF OF THE BOARD

/s/ Marc Cernovitch,
----------------------
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com

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